3965 Freedom Circle Santa Clara, CA 95054	800 338 8754	www.mcafee.com
May 4, 2010
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Wray
Re:	McAfee, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-31216
Ladies and Gentlemen:
          McAfee, Inc. (“we” or “our”) submits this letter in response to the additional comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 22, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-31216) originally filed with the Commission on February 26, 2010 (the “Form 10-K”).
          In this letter, we have recited the Staff’s comment in italicized, bold type and have followed their comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K. All page numbers refer to the Form 10-K unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	We note your response to our prior comment 1. We are aware of a March 2006 news report that SmartFilter has been used by government controlled monopoly Internet service providers in several Middle East countries, including Sudan. Please represent to us, if true, that to the best of your and Secure Computing’s knowledge, SmartFilter has not been directly or indirectly provided, sold, or resold into, or downloaded or accessed in, Sudan, and that your and Secure Computing’s records do not reveal any direct or indirect evidence of SmartFilter’s use in Sudan.
Response: To the best of McAfee’s and Secure Computing, Inc.’s knowledge, SmartFilter has not been directly or indirectly provided, sold, or resold into, or downloaded or accessed in, Sudan, and McAfee’s and Secure Computing Inc.’s records do not reveal any direct or indirect evidence of SmartFilter’s use in Sudan. We have no independent knowledge of the facts underlying the referenced news report, and have not authorized the sale, shipment, download, or other distribution of SmartFilter to Sudan.

Securities and Exchange Commission
May 4, 2010

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided. Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, MCAFEE, INC. /s/ Keith S. Krzeminski Keith S. Krzeminski, Chief Accounting Officer

cc:	Mark Cochran, General Counsel Melinda Litherland, Deloitte & Touche LLP

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